FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1

Identity of Company

1.1

Name and Address of Company

Fortuna Silver Mines Inc. (the “Company”)

200 Burrard Street, Suite 650

Vancouver, BC, V6C 3L6

1.2

Executive Officer

Jorge Ganoza
President and Chief Executive Officer

(604) 484-4085

Item 2

Details of Acquisition

2.1

Nature of Business Acquired

On July 28, 2016, the Company acquired all of the issued and outstanding shares of Goldrock Mines Corp. (“Goldrock”) by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Acquisition”).

Goldrock holds a 100% interest in the Lindero Project located in Salta Province, Argentina (the “Lindero Project”). The Lindero Project is an open pit, heap leach gold project, all as more particularly described in the technical report prepared for the Lindero Project in compliance with National Instrument 43-101 – “Standards of Disclosure for Mineral Projects” entitled “Technical Report Update on the Lindero Heap Leach Project Salta Province, Argentina” dated effective January 2, 2016 which was prepared for Goldrock and which is available under Goldrock’s profile on SEDAR at www.sedar.com.

2.2

Date of Acquisition

July 28, 2016.

2.3

Consideration

On the closing of the Acquisition, the Company acquired 100% of Goldrock’s issued and outstanding common shares, being 109,460,918 common shares, in exchange for 14,569,045 common shares of the Company (the “Fortuna Shares”) (representing an exchange ratio of 0.1331 Fortuna Shares for each common share of Goldrock). The Fortuna Shares issued were valued at $11.29 per Fortuna Share based on the closing price for the Fortuna Shares on the Toronto Stock Exchange on the date of the Acquisition, representing an aggregate purchase price of $164,484,518.05.

Outstanding warrants to purchase Goldrock common shares were converted into warrants to acquire Fortuna Shares, adjusted in accordance with the same exchange ratio. As a result, 1,514,677 Fortuna Shares were made issuable pursuant to the exercise of warrants to purchase Fortuna Shares.

2.4

Effect on Financial Position

The effect of the Acquisition on the Company’s financial position is outlined in the Company’s unaudited pro forma condensed consolidated interim financial statements which are attached to this report and referred to in Item 3 below.

The Company does not presently have any plans or proposals for any other material changes in its business affairs, or the affairs of Goldrock which may have a significant effect on the financial performance or position of the Company, including any proposal to liquidate the business of the Company or Goldrock, to sell, lease or exchange all or a substantial parts of its assets, to amalgamate the business organization or to make any other material changes to the business of the Company or Goldrock.

2.5

Prior Valuations

No valuation opinions were obtained in the last 12 months by the Company, or Goldrock required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company in connection with the Acquisition.

2.6

Parties to Transaction

The acquisition was not with an informed person (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7

Date of Report

November 2, 2016

Item 3

Financial Statements

Pursuant to Part 8 of National Instrument 51-102, the following financial statements which have been filed with the securities commissions or similar authorities in Canada or attached hereto in the schedules as indicated below, are specifically incorporated by reference into, and form part of this Business Acquisition Report:

(a)

Audited consolidated financial statements of Goldrock as at and for the year ended December 31, 2015 and the seven months ended December 31, 2014, together with the notes thereto and the auditor’s report thereon, attached hereto as Schedule “A”;

(b)

Unaudited interim financial statements for Goldrock as at and for the three and six months ended June 30, 2016 and 2015, together with the notes thereto, which are attached hereto as Schedule “B”; and

(c)

Unaudited pro forma consolidated interim financial statements of the Company as at and for the six months ended June 30, 2016 and for the year ended December 31, 2015, together with the notes thereto, which are attached hereto as Schedule “C”.

SCHEDULE A

CONSOLIDATED FINANCIAL STATEMENTS

 Year Ended

December 31, 2015

and

Seven Months Ended

December 31, 2014

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Goldrock Mines Corp.

We have audited the accompanying consolidated financial statements of Goldrock Mines Corp., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of loss and comprehensive loss, cash flows, and shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Goldrock Mines Corp. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants
March 4, 2016

GOLDROCK MINES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CANADIAN FUNDS

AS AT

	Dec 31, 2015	Dec 31, 2014

ASSETS

Current
Cash and cash equivalents (Note 4)	$3,625,536	$4,328,025
Receivables (Note 5)	11,170	47,398
Prepaid expenses (Note 6)	16,529	2,413
Deferred financing cost	-	137,375

	3,653,235	4,515,211

Development asset (Note 7)	24,269,531	24,565,485
Equipment (Note 8)	47,415	77,511

	$27,970,181	$29,158,207

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 9)	$163,501	$2,351,950
Due to related parties (Note 12)	3,250	205,959

	166,751	2,557,909

Decommissioning liability (Note 10)	236,567	215,564

	403,318	2,773,473

Shareholders' equity
Capital stock (Note 11)	87,684,606	82,098,798
Accumulated other comprehensive loss	(12,267,584)	(8,583,510)
Share compensation reserve (Note 11)	12,612,192	12,536,249
Deficit	(60,462,351)	(59,666,803)

	27,566,863	26,384,734

	$27,970,181	$29,158,207

Nature and continuance of operations (Note 1)

Commitments (Note 17)

On behalf of the Board:

“Giulio Bonifacio”	Director	“David Raffa”	Director

The accompanying notes are an integral part of these consolidated financial statements

GOLDROCK MINES CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

CANADIAN FUNDS

YEAR ENDED DECEMBER 31, 2015 AND SEVEN MONTHS ENDED DECEMBER 31, 2014

	Year Ended December 31, 2015	Seven Months Ended December 31, 2014

EXPENSES
Accounting, audit and legal	$121,763	$71,035
Amortization (Note 8)	21,550	26,545
Consulting fees	62,279	81,063
Stock-based compensation (Note 11)	75,943	505,323
Fees and taxes	130,954	20,714
Insurance	9,544	38,367
Interest expense (Note 10)	21,003	10,744
Investor relations and listing fees	56,459	50,930
Management fees	312,558	429,021
Office expense	201,330	124,518
Transaction costs (Note 18)	10,670	254,800
Travel and entertainment	130,690	118,837
Wages and benefits	474,875	252,989
Gain on foreign exchange	(813,908)	(189,635)
Interest income	(81,967)	(67,431)
Loss on disposal of marketable securities	61,805	45,203

LOSS FOR THE PERIOD	(795,548)	(1,773,023)

Translation adjustment	(3,684,074)	(890,185)

Comprehensive loss for the period	$(4,479,622)	$(2,663,208)

Loss per common share – basic and diluted	$(0.01)	$(0.02)

Weighted average number of common shares outstanding – basic and diluted	100,379,352	82,373,903

The accompanying notes are an integral part of these consolidated financial statements

GOLDROCK MINES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CANADIAN FUNDS

YEAR ENDED DECEMBER 31, 2015 AND SEVEN MONTHS ENDED DECEMBER 31, 2014

	Year ended Dec 31, 2015	Seven months ended Dec 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(795,548)	$(1,773,023)
Items not affecting cash:
Amortization	21,550	26,545
Interest expense	21,003	10,744
Loss on disposal of marketable securities	61,805	45,203
Foreign exchange gain on marketable securities	(783,602)	(187,748)
Foreign exchange on acquisition of development asset	288,109	-
Stock-based compensation	75,943	505,323

Changes in non-cash working capital items:
Decrease (increase) in receivables	36,228	(31,818)
Decrease in prepaid expenses	(14,116)	528
Decrease (increase) in accounts payable and accrued liabilities	(112,452)	(53,569)
Increase (decrease) in due to related parties	(84,776)	85,017

Net cash used in operating activities	(1,285,856)	(1,372,798)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	6,289,308	5,000,000
Share issue costs (Note 13)	(566,125)	-

Net cash provided by financing activities	5,723,183	5,000,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(1,489)	(2,937)
Development costs	(5,789,669)	(1,001,588)
Purchase of marketable securities	(2,087,755)	(483,960)
Proceeds on disposal of marketable securities	2,809,552	626,505

Net cash used in investing activities	(5,069,361)	(861,980)

Effect of foreign exchange on cash and cash equivalents	(70,455)	(2,192)

Increase (decrease) in cash and cash equivalents for the period	(702,489)	2,763,030

Cash and cash equivalents, beginning of period	4,328,025	1,564,995

Cash and cash equivalents, end of period	$3,625,536	$4,328,025

Supplemental disclosures with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements

GOLDROCK MINES CORP.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

CANADIAN FUNDS

YEAR ENDED DECEMBER 31, 2015 AND SEVEN MONTHS ENDED DECEMBER 31, 2014

	Number of Shares	Capital Stock	Accumulated Other Comprehensive Loss	Share Compensation Reserve	Number of Shares	Treasury Stock	Deficit	Total

Balance, May 31, 2014	78,975,191	$ 77,140,398	$ (7,693,325)	$ 12,030,926	80,000	$ (41,600)	$ (57,893,780)	$ 23,542,619

Shares issued for:
Private placement	11,111,111	5,000,000	-	-	-	-	-	5,000,000
Shares returned to treasury	(80,000)	(41,600)	-		(80,000)	41,600		-
Stock-based compensation	-	-	-	505,323	-	-	-	505,323
Foreign exchange adjustment	-	-	(890,185)	-	-	-	-	(890,185)
Loss for the period	-	-	-	-	-	-	(1,773,023)	(1,773,023)

Balance December 31, 2014	90,006,302	82,098,798	(8,583,510)	12,536,249	-	-	(59,666,803)	26,384,734

Shares issued for:
Private placement	12,578,616	6,289,308	-	-	-	-	-	6,289,308
Private placement expenses	-	(703,500)	-	-	-	-	-	(703,500)
Stock-based compensation	-	-	-	75,943	-	-	-	75,943
Foreign exchange adjustment	-	-	(3,684,074)	-	-	-	-	(3,684,074)
Loss for the year	-	-	-	-	-	-	(795,548)	(795,548)

Balance, December 31, 2015	102,584,918	$ 87,684,606	$ (12,267,584)	$ 12,612,192	-	$ -	$ (60,462,351)	$ 27,566,863

The accompanying notes are an integral part of these consolidated financial statements

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

1.

NATURE AND CONTINUANCE OF OPERATIONS

Goldrock Mines Corp. (the "Company") is a Canadian company incorporated in British Columbia.  The Company is primarily engaged in the development of exploration and evaluation assets located primarily in Argentina.  The Company’s registered and records office is at Suite 910, 800 West Pender Street, Vancouver, BC, V6C 2V6.  The Company’s head office is at Suite 2300, 1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company continued further development of its Lindero gold heap leach project in the current period. The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its development expenditures and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the development stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or through other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

As at December 31, 2015, the Company has working capital of $3,486,484.  Management believes that the Company has sufficient working capital to maintain its operations and its activities for the next fiscal year.

These consolidated financial statements were authorized by the Board of Directors of the Company on March 3, 2016.

2.

BASIS OF PREPARATION

These consolidated financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The accounting policies set out in Note 3 have been applied consistently to all periods presented in these consolidated financial statements.

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

Capitalization of development costs

The application of the Company’s accounting policy for development costs requires judgment in determining the timing at which to begin capitalizing development costs and whether future economic benefits, which are based on assumptions about future events and circumstances, may be realized. See Note 7 for further discussion.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

2.

BASIS OF PREPARATION (cont’d…)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Carrying value and recoverability of development assets

The carrying amount of the Company’s development asset does not necessarily represent present or future values, and the Company’s development asset has been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s development asset.

Commencement of commercial production

Costs associated with the commissioning of new assets, in the pre-commercial period before they are operating in the way intended by management, are capitalized, net of any pre-production revenues. Commercial production is deemed to have occurred when management determines that, amongst other items, the completion of operational commissioning of major mine components has been reached, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue, all of which involve management judgments.

Functional currencies

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. That of the Company and its subsidiaries was determined by conducting an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

To the extent that any of management’s assumptions change, there could be a significant impact on the Company’s future financial position, operating results and cash flows.

Fair value of stock options and warrants

Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

Income taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and deferred income tax provisions or recoveries could be affected.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

2.

BASIS OF PREPARATION (cont’d…)

Decommissioning costs

Upon retirement of the Company’s development asset, decommissioning costs will be incurred by the Company. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the costs and timing of decommissioning. See Note 10 for further details.

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company (Note 12). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

Foreign exchange

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for the entities within the Company is the Canadian dollar (the Company), the Argentine peso (Mansfield S.A.) and the United States dollar [Mansfield (Bermuda) Ltd. and Argex Mining (Barbados) Inc.]. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the entities’ functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the entity that are denominated in foreign currencies are translated at the rate of exchange at the consolidated statements of financial position date while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the profit or loss.

3.

SIGNIFICANT ACCOUNTING POLICIES

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending upon the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending upon the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category includes amounts due to related parties and accounts payables and accrued liabilities which are recognized at amortized cost.

The Company has classified its cash and cash equivalents as fair value through profit and loss. The Company’s receivables are classified as loans and receivables. The Company’s accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

Exploration and evaluation assets

Costs related to pre-exploration are expensed as incurred while costs related to the acquisition and exploration of exploration and evaluation assets are capitalized by property until the commencement of commercial production.  If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition and exploration costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation assets. If payments received exceed the capitalized cost of the exploration and evaluation assets, the excess is recognized as income in the year received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit and highly liquid short-term interest bearing variable rate investments which are readily convertible into a known amount of cash.

Development asset

When technological feasibility and economic viability of a property has been determined, and the decision to proceed with development has been approved, the expenditures related to development and construction are capitalized as construction-in-progress and, in addition, any pre-commercial production is also capitalized, all of which is classified as a component of property, plant and equipment.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

During the development of a mine, prior to the commencement of commercial production, costs incurred to remove overburden and other mine waste materials in order to access the resource body (“stripping costs”) are classified as a component of property, plant and equipment, and are capitalized to the related property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to reserves that will be produced in future periods and would not otherwise have been accessible, which are capitalized to the cost of mineral property interests and depleted on a unit-of-production method over the reserves that directly benefit from the stripping activity.

Impairment

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision for environmental rehabilitation

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as the related assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

Equipment

Equipment is stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to profit or loss during the period in which they are incurred.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

The major categories of equipment are amortized as follows:

Vehicles - 30% declining balance basis

Office furnishings and equipment - 20% declining balance basis

Equipment - 30% declining balance basis

The Company allocates the amount initially recognized in respect of an item of equipment to its significant parts and amortizes separately each such part. Residual values, method of amortization and useful lives are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in profit or loss.

Loss per share

The Company presents basic loss per share for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Stock-based compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Deferred financing costs

Expenditures directly related to share issuances are recorded as a deferred financing cost until such time as the shares are issued. When shares are issued, the deferred financing cost is recognized as a reduction of the net proceeds from the share issuance. If no shares are issued, these deferred financing costs are recognized in profit or loss.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable for previous years.

Deferred tax is recorded by providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities which affect neither accounting nor taxable loss as well as differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statements of financial position date.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

3.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Adoption of New Standards and Interpretations, and Recent Accounting Pronouncements

Effective January 1, 2015, the following standard was adopted but has had no material impact on the financial statements:

•

IFRS 7: Amended to require additional disclosures on transition from IAS 39 and IFRS 9, effective for annual periods beginning on or after January 1, 2015.

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2018. The following have not yet been adopted by the Company and are being evaluated to determine their impact.

•

IFRS 9: New standard that replaced IAS 39 for classification and measurement, effective for annual periods beginning on or after January 1, 2018.

4.

CASH AND CASH EQUIVALENTS

	Dec 31, 2015	Dec 31, 2014

Cash on deposit	$3,499,425	$4,230,637
Liquid short term deposit	126,111	97,388
	$3,625,536	$4,328,025

5.

RECEIVABLES

The Company’s receivables arise from various tax credits receivable from the Canadian government taxation authorities and advances receivable.

	Dec 31, 2015	Dec 31, 2014

Tax credits and advances receivable	$11,170	$47,398

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

6.

PREPAID EXPENSES

The prepaid expenses for the Company are broken down as follows:

	Dec 31, 2015	Dec 31, 2014

Prepaid insurance	$12,437	$-
Rental damage deposit	1,881	2,413
Other	2,211	-
	$16,529	$2,413

7.

DEVELOPMENT ASSET

As at December 31, 2015, development costs were incurred as follows:

	Development Costs	Translation Adjustment	Total

May 31, 2014	$5,681,726	$(87,028)	$5,594,698
Reallocation (Note 10)	26,822,665	(9,448,984)	17,373,681
Additions	2,648,999	42,855	2,691,854
Translation adjustment	-	(1,094,748)	(1,094,748)

December 31, 2014	$35,153,390	$(10,587,905)	$24,565,485
Additions	3,595,739	-	3,595,739
Translation adjustment	-	(3,891,693)	(3,891,693)

December 31, 2015	$38,749,129	$(14,479,598)	$24,269,531

Lindero-Arizaro Property, Argentina

The Company has a 100% interest in the Lindero-Arizaro project located in Salta Province, Argentina. The project is not subject to any net smelter return (NSR) royalties.

On December 31, 2014, as a result of the Company’s review of availability of financings for mining projects and having received all relevant permits, the project was considered to be technically feasible and commercially viable to extract the Lindero project’s mineral reserves and accordingly was considered to be in the development stage. The Company has capitalized directly attributable development expenditures that give rise to future economic benefits as of December 31, 2014.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

8.

EQUIPMENT

	Vehicles	Office Furnishings	Office Equipment	Equipment	Total

Cost
Balance May 31, 2014	$85,213	$75,330	$15,214	$98,470	$274,227
Additions	-	1,136	-	1,801	2,937
Foreign exchange movement	1,582	413	283	637	2,915

Balance December 31, 2014	$86,795	$76,879	$15,497	$100,908	$280,079
Additions	-	-	1,489	-	1,489
Foreign exchange movement	(19,119)	(5,005)	(3,413)	(7,677)	(35,214)

Balance December 31, 2015	$67,676	$71,874	$13,573	$93,231	$246,354

Accumulated amortization
Balance May 31, 2014	$21,984	$60,777	$3,685	$87,484	$173,930
Amortization	18,669	2,985	2,269	2,622	26,545
Foreign exchange movement	1,060	271	148	614	2,093

Balance December 31, 2014	$41,713	$64,033	$6,102	$90,720	$202,568
Amortization	13,692	2,596	2,192	3,070	21,550
Foreign exchange movement	(12,656)	(3,274)	(1,848)	(7,401)	(25,179)

Balance December 31, 2015	$42,749	$63,355	$6,446	$86,389	$198,939

Carrying amounts
As at December 31, 2014	$45,082	$12,846	$9,395	$10,188	$77,511
As at December 31, 2015	$24,927	$8,519	$7,127	$6,842	$47,415

9.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities for the Company are broken down as follows:

	Dec 31, 2015	Dec 31, 2014

Accrued liabilities	$45,965	$106,423
Trade payables	117,536	2,245,527

	$163,501	$2,351,950

All payables and accrued liabilities for the Company fall due within the next fiscal year.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

10.

DECOMMISSIONING LIABILITY

Although the ultimate amount of the decommissioning liability is uncertain, the best estimate of these obligations is based on information currently available.  Significant closure activities include land rehabilitation and labour.

The following table presents the aggregate carrying amount of the obligation associated with the retirement of the mineral property interests.

	Dec 31, 2015	Dec 31, 2014

Asset retirement obligation – beginning of period	$215,564	$204,820
Interest expense	21,003	10,744

Asset retirement obligation – end of period	$236,567	$215,564

The undiscounted decommissioning liability as at December 31, 2015 is approximately $496,916 (December 31, 2014 - $496,916). The liability was determined using an inflation rate of 2% (December 31, 2014 - 2%) and an estimated life of mine of 10 years (December 31, 2014 – 10 years).  A discount rate of 10% was used (December 31, 2014 – 10%). There was no change in the liability amount as no activity at the site was undertaken during the year ended December 31, 2015.

11.

CAPITAL STOCK AND SHARE COMPENSATION RESERVE

Authorized:  unlimited number of common shares without par value.  All issued shares are fully paid.

Treasury stock:  recorded at cost.

In March 2015, the Company completed a non-brokered private placement by issuing 12,578,616 common shares to Fund JV Limited (“Orion”) at $0.50 per common share, for aggregate gross proceeds of $6,289,308 (US$5,000,000). In connection with the private placement, the Company paid a finder’s fee of $251,572 (US$200,000).

In October 2014, the Company completed a non-brokered private placement for gross proceeds of $5.0 million through the sale of 11,111,111 common shares to Waterton Precious Metals Fund II Cayman, LP at $0.45 per common share.

Stock options

In July 2015, the Board adopted a 10% fixed stock option plan (the “New Stock Option Plan”) to replace the Company’s 20% fixed stock option plan (the “Existing Plan”) which was originally adopted by the Company in 2002. Under the New Stock Option Plan, the Company may grant options for up to 10,258,491 common shares to directors, employees, consultants and advisors at exercise prices to be determined by the market value on the date of grant.  The expiry date of an option shall be no later than the tenth anniversary of the grant date. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations.  Options granted to consultants engaged in investor relations activities must vest no earlier than 25% upon the grant date and a further 25% after each of the following three- month periods.  Stock options to acquire an aggregate of 6,130,000 common shares in the capital of Goldrock granted and outstanding under the Existing Plan will be grandfathered under the New Plan.  The New Stock Option Plan was approved by the TSX Venture Exchange on September 10, 2015.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

11.

CAPITAL STOCK AND SHARE COMPENSATION RESERVE (cont’d…)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price

Balance, May 31, 2014	6,190,000	$0.57
Options cancelled	(75,000)	0.40
Options granted	3,640,000	0.39

Balance, December 31, 2014	9,755,000	0.50
Options cancelled and expired	(4,425,000)	0.64
Options granted	800,000	0.40

Balance, December 31, 2015	6,130,000	$0.39

Number of options currently exercisable	6,130,000	$0.39
Weighted average fair value of options granted during the year		$0.23

During the year ended December 31, 2015, there were 800,000 options (December 31, 2014 – 3,640,000) granted at $0.40 (December 31, 2014 - $0.39), 2,700,000 options (December 31, 2014 – Nil) at prices ranging from $0.67 to $0.95 were voluntarily relinquished by directors and officers of the Company, and 1,725,000 options (December 31, 2014 – 75,000) at prices ranging from $0.40 to $0.60 (December 31, 2014 - $0.40) expired.  During the year ended December 31, 2015, there were no options (seven months ended December 31, 2014 – Nil) exercised.

At December 31, 2015, the following incentive stock options were outstanding:

Number of Options	Exercise Price	Expiry Date	Exercisable

1,250,000	$ 0.40	Nov 28, 2016	1,250,000
440,000	0.40	Dec 16, 2016	440,000
800,000	0.40	Apr 28, 2017	800,000
325,000	0.30	Dec 10, 2018	325,000
3,315,000	0.40	Dec 10, 2018	3,315,000
6,130,000			6,130,000

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

11.

CAPITAL STOCK AND SHARE COMPENSATION RESERVE (cont’d…)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, May 31, 2014	26,373,500	$ 0.68
Warrants expired	(13,875,000)	0.60
Finders’ Warrants expired	(469,250)	0.60
Finders’ Options expired	(469,250)	0.45
Balance, December 31, 2014 and 2015	11,560,000	$ 0.80

At December 31, 2015, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

2,312,000	$ 0.80	October 24, 2018
9,248,000	0.80	October 31, 2018
11,560,000

Restricted share units

In July 2015, the Board adopted a restricted share unit plan (the “RSU Plan”) pursuant to which restricted share units (“RSU’s”) may be granted to directors, executive officers, employees and consultants of the Company and its subsidiaries. A maximum of 2,500,000 common shares in the capital of the Company may be reserved for issuance under the RSU Plan at any time and, in combination with all share compensation arrangements of the Company including the New Stock Option Plan, may not exceed 10% of the issued and outstanding common shares in the capital of the Company. Vested RSUs may be redeemed at the end of a performance period (meaning a period designated by the Board that commences on the grant date of an RSU and ends within three years following the end of the year of the grant date) for either one common share in the capital of the Company (with each full RSU to be redeemed for one common share) or, at the sole election of the Company, a lump sum payment equal to the amount determined by multiplying the number of RSUs to be redeemed in cash by the market price of a common share in the capital of the Company as determined in accordance with the RSU Plan. The RSU Plan was approved by shareholders of the Company on September 2, 2015 and by the TSX Venture Exchange on September 10, 2015.  There have been no RSU’s granted under the RSU Plan to date.

Stock-based compensation

The Company recognizes compensation expense for all stock options and warrants granted using the fair value-based method of accounting. During the year ended December 31, 2015, the Company recognized $75,943 (seven months ended December 31, 2014 - $505,323) in stock-based compensation expense with respect to options vested during the period. The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2015:

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

11.

CAPITAL STOCK AND SHARE COMPENSATION RESERVE (cont’d…)

	Year ended Dec 31, 2015	Seven months ended Dec 31, 2014

Expected forfeiture rate	0%	0%
Risk-free interest rate	0.64%	1.22%
Expected life of options	2 Years	3.6 Years
Annualized volatility	93.67%	86.43%
Dividend	0%	0%
Weighted average fair value per option	$0.23	$0.13

12.

RELATED PARTY TRANSACTIONS

The consolidated financial statements include the financial statements of the Company and its subsidiaries listed in the following table:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest	Principal Activity

Mansfield (Bermuda) Ltd.	Bermuda	100%	Holding company
Argex Mining (Barbados) Inc.	Barbados	100%	Holding company
Mansfield Minera S.A.	Argentina	100%	Mineral exploration and development

During the year ended December 31, 2015, the Company entered into the following transactions with related parties:

a)

Cerro Rico Management Corp. (“Cerro Rico”) is a private company controlled by Megan Cameron-Jones, a director and an officer of the Company. For the year ended December 31, 2015, Cerro Rico was paid $30,000 (seven months ended December 31, 2014 – $130,000) for management services. Amounts paid to Cerro Rico are classified as management fees expense. The Company also paid $11,994 (seven months ended December 31, 2014 - $61,648) to Cerro Rico for administrative fees. $Nil (seven months ended December 31, 2014 – $3,898) is classified as fees and taxes and $11,994 (seven months ended December 31, 2014 - $57,750) as consulting fees expense.

At December 31, 2015, the Company owed $Nil (December 31, 2014 - $88,026) to Cerro Rico.

b)

Vulcans Forge Capital (“Vulcans”) is a private company controlled by Mr. David Keough, a director and an officer of the Company. For the year ended December 31, 2015, Vulcan was paid $200,000 (seven months ended December 31, 2014 – $216,667). Amounts paid to Vulcans are classified in development assets.

At December 31, 2015, the Company owed $Nil (December 31, 2014 - $117,933) to Vulcans.

c)

Valeo Corporate Finance (“Valeo”) is a private company controlled by Mr. David Raffa, a director of the Company. For the year ended December 31, 2015, Valeo was paid $22,000 (seven months ended December 31, 2014 – $12,000) as a retainer for services. Amounts paid to Valeo are classified as fees and taxes expense.

At December 31, 2015, the Company owed $2,000 (December 31, 2014 - $2,100) to Valeo.

d)

Bedrock Capital Corporation (“Bedrock”) is a private company controlled by Mr. Paul Matysek, a director and an officer of the Company. For the year ended December 31, 2015, Bedrock was paid $282,558 (seven months ended December 31, 2014 – $299,021). Management services paid to Bedrock are classified as management fees expense.

At December 31, 2015, the Company owed $Nil (December 31, 2014 - $Nil) to Bedrock.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

12.

RELATED PARTY TRANSACTIONS (cont’d…)

e)

Red Cloud Mining Capital Inc. (“Red Cloud”) is a private company controlled by Mr. Chad Williams, a director of the Company. For the year ended December 31, 2015, Red Cloud was paid $7,500 (seven months ended December 31, 2014 – $Nil) for director fees. Amounts paid to Red Cloud are classified as fees and taxes expense.

At December 31, 2015, the Company owed $1,250 (December 31, 2014 - $Nil) to Red Cloud.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of executive members of the Company’s Board of Directors and corporate officers.

The remuneration of directors and other members of key management personnel during the years ended December 31, 2015 and December 31, 2014 are as follows:

	Salaries	Other Payments	Share-based Benefits	Year Ended Dec 31, 2015	Salaries	Other Payments	Share-based Benefits	Seven Months Ended Dec 31, 2014

Chief Executive Officer	$ -	$ 282,558	$ -	$ 282,558	$ -	$ 299,021	$ 207,341	$ 506,362
Chief Operating Officer	-	200,000	-	200,000	-	216,667	80,027	296,694
Chief Financial Officer	183,240	-	10,251	193,491	105,000	90,000	73,473	268,473
Non-executive directors	15,000	29,500	53,444	97,944	-	12,000	92,439	104,439

Total	$ 198,240	$ 512,058	$ 63,695	$ 773,993	$ 105,000	$ 617,688	$ 453,280	$ 1,175,968

13.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Other than disclosed elsewhere in these consolidated financial statements, the significant non-cash transactions for the year ended December 31, 2015 included $98,287 (seven months ended December 31, 2014 - $2,174,284) in accounts payable and accrued liabilities and $Nil (seven months ended December 31, 2014 - $117,933) in due to related parties related to development asset.  Deferred financing cost $137,375 (seven months ended December 31, 2014 – Nil) was reclassified to share capital.

	Year Ended Dec 31, 2015	Seven Months Ended Dec 31, 2014

Cash paid for income taxes	$ -	$ -
Cash paid for interest	-	-

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.  Geographic information is as follows:

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

14.

SEGMENT INFORMATION (cont’d…)

	Total Assets	Development Asset	Equipment	Other Assets

December 31, 2015
Canada	$3,526,577	$-	$8,523	$3,518,054
Bermuda	201	-	-	201
Argentina	24,443,403	24,269,531	38,892	134,980
	$27,970,181	$24,269,531	$47,415	$3,653,235

December 31, 2014
Canada	$4,376,280	$-	$11,242	$4,365,038
Bermuda	1,639	-	-	1,639
Argentina	24,780,288	17,373,681	66,269	7,340,338
	$29,158,207	$17,373,681	$77,511	$11,707,015

15.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	Dec 31, 2015	Dec 31, 2014

Loss before income taxes	$(795,548)	$(1,773,023)

Combined Canadian federal and provincial statutory rate	26%	26%

Expected income tax recovery at statutory tax rates	$(207,000)	$(461,000)
Impact of different foreign statutory tax rates on earnings of subsidiaries	(23,000)	(8,000)
Deductible for accounting but not tax	(169,000)	121,000
Change in unrecognized deductible temporary differences	399,000	348,000

Total deferred tax recovery	$-	$-

Significant components of deductible and taxable temporary differences, unused tax losses and unused tax credits that have not been included in the consolidated statements of financial position are as follows:

	Dec 31, 2015	Expiry Dates	Dec 31, 2014	Expiry Dates

Share issue costs	$ 625,000	2034 - 2038	$ 100,000	2034 - 2038
Non-capital losses	16,356,000	2026 - 2034	15,072,000	2026 - 2034
Capital assets	161,000	No expiry	158,000	No expiry
Exploration and evaluation assets	300,000	No expiry	300,000	No expiry
	$ 17,442,000		$ 15,630,000

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

16.

FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate carrying value, which is the amount recorded in the consolidated statements of financial position.  The Company’s other financial instrument, cash and cash equivalents, under the fair value hierarchy, are based on level one quoted prices in active markets for identical assets or liabilities.

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at large Canadian and Argentinean financial institutions in interest bearing accounts. The Company has no investment in asset backed commercial paper.

The Company’s receivables consist mainly of tax credits due from the government of Canada. As such, the Company does not believe it is subject to significant credit risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at December 31, 2015, the Company had a cash and cash equivalent balance of $3,625,536 to settle current liabilities of $166,751.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)

Interest rate risk

The Company has cash balances and interest-bearing investments. The interest earned on the investments approximates fair value rates, and the Company is not at a significant risk to fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. As at December 31, 2015, the Company had a total of $126,111 in investment-grade short-term deposit certificates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because of the short-term nature of these investments.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents and accounts payable and accrued liabilities that are denominated in United States dollars (“US$”) and Argentinean pesos. A 10% fluctuation in the US$ against the Canadian dollar would affect net comprehensive loss for the period by approximately $118,490.  A 10% fluctuation in the Argentine peso against the Canadian dollar would affect net comprehensive loss for the period by approximately $7,481.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CANADIAN FUNDS

DECEMBER 31, 2015

16.

FINANCIAL AND CAPITAL RISK MANAGEMENT (cont’d…)

c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its development assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk. In the management of capital, the Company includes components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year ended December 31, 2015.

17.

COMMITMENTS

The Company has entered into lease agreements for its premises in Canada and Argentina.  The annual lease commitments are as follows:

	Canada	Argentina

2016	$ -	$ 32,904

The Company is obligated to pay key employees certain bonuses with respect to the Lindero project upon the occurrence of one of the following events:

a)

The completion of the sale of the Lindero project to an arm’s length third party.

b)

Subject to the discretion of the board of directors of the Company, upon the completion and receipt by the Company of a positive NI43-101 feasibility study together with a positive mine production decision in relation to the Lindero project.

c)

Upon completion of a change of control of the Company.

The maximum amount to be paid upon the occurrence of one of these events would be $850,000.

18.

TRANSACTION COSTS

In January 2015, the Company terminated an arrangement agreement entered into in October 2014 with Chaparral Gold Corp. (“Chaparral) and Waterton Precious Metals Fund II Cayman, LP (“Waterton”) pursuant to which the Company was acquiring all of the issued and outstanding common shares of Chaparral (the “Chaparral Shares”) for $0.61 per Chaparral Share in cash, representing a total equity value of approximately $73.4 million on a fully diluted basis.   The Company assigned all of its rights and obligations under the arrangement agreement to Waterton Precious Metals Bid Corp., a wholly-owned subsidiary of Waterton.  In connection with the arrangement, the Company incurred transaction costs of $10,670 (2014 - $254,800).

SCHEDULE B

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED

JUNE 30, 2016 AND 2015

(Unaudited ‐‐ Expressed in Canadian Dollars)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

CONSOLIDATED STATEMENTS OF EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

GOLDROCK MINES CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

CANADIAN FUNDS

AS AT

	June 30, 2016	Dec 31, 2015

ASSETS
Current
Cash and cash equivalents (Note 3)	$3,232,843	$3,625,536
Receivables (Note 4)	164,071	11,170
Prepaid expenses	6,101	16,529
	3,403,015	3,653,235

Development asset (Note 5)	23,215,872	24,269,531
Equipment	47,949	47,415

	$26,666,836	$27,970,181

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$503,402	$163,501
Due to related parties (Note 8)	-	3,250
	503,402	166,751
Decommissioning liability (Note 6)	247,828	236,567

	751,230	403,318

Shareholders' equity
Capital stock (Note 7)	89,387,242	87,684,606
Accumulated other comprehensive loss	(14,302,108)	(12,267,584)
Reserves (Note 7)	12,186,056	12,612,192
Deficit	(61,355,584)	(60,462,351)
	25,915,606	27,566,863

	$26,666,836	$27,970,181

Nature and continuance of operations (note 1)

Commitments (note 12)

Subsequent events (note 13)

The accompanying notes are an integral part of these financial statements.

GOLDROCK MINES CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

CANADIAN FUNDS

THREE AND SIX MONTHS ENDED JUNE 30

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

EXPENSES
Accounting, audit and legal	$21,862	$40,544	$40,549	$61,002
Amortization	2,459	5,326	5,295	10,768
Consulting fees	4,592	15,573	11,454	39,004
Stock-based compensation (note 7)	-	75,943	-	75,943
Fees and taxes	24,699	97,229	25,557	104,111
Accretion expense (note 6)	5,628	4,909	11,261	9,527
Investor relations and listing fees	51,174	16,224	71,221	36,718
Management fees	67,645	68,652	135,563	167,517
Office expenses	35,283	54,595	82,192	112,528
Travel and entertainment	94,921	38,948	131,310	89,683
Wages and benefits	107,017	124,747	222,439	222,226
Gain on foreign exchange	(167,574)	(61,872)	(103,451)	(84,090)
Interest income	(9,634)	(20,059)	(18,354)	(36,134)
Gain on disposal of equipment	(104,325)	-	(104,325)	-
Loss on disposal of marketable securities	-	17,526	-	41,285
Financing fees	187,287	-	187,287	-
Transaction costs	195,235	-	195,235	10,670

LOSS FOR THE PERIOD	(516,269)	(478,285)	(893,233)	(860,758)

Translation adjustment	218,022	(701,962)	(2,034,524)	214,373

Comprehensive loss for the period	$(298,247)	$(1,180,247)	$(2,927,757)	$(646,385)

Loss per common share – basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding – basic and diluted	102,845,687	102,584,918	102,715,303	98,137,231

The accompanying notes are an integral part of these financial statements

GOLDROCK MINES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

CANADIAN FUNDS

THREE AND SIX MONTHS ENDED JUNE 30

	Six months ended June 30
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(893,233)	$(860,758)
Items not affecting cash:	-
Amortization	5,295	10,768
Accretion of decommissioning liability	11,261	9,527
Loss on disposal of marketable securities	-	41,285
Gain on disposal of equipment	(104,325)	-
Foreign exchange gain on marketable securities	-	(278,022)
Stock-based compensation	-	75,943
Unrealized foreign exchange gain	(103,451)	-
Changes in non-cash working capital items:
Receivables	(122,901)	20,343
Prepaid expenses	10,428	(5,168)
Accounts payable and accrued liabilities	339,901	(131,155)
Due to related parties	(3,250)	(69,975)

Net cash used in operating activities	(860,275)	(1,187,212)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	1,246,500	6,289,308
Share issue costs	-	(566,125)

Net cash provided by financing activities	1,246,500	5,723,183

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	-	(1,430)
Development costs	(305,117)	(3,319,360)
Purchase of marketable securities	-	(898,482)
Proceeds on disposal of marketable securities	-	1,135,219

Net cash used in investing activities	(305,117)	(3,084,053)

Effect of foreign exchange on cash and cash equivalents	(473,801)	(3,906)

Increase (decrease) in cash and cash equivalents for the period	$(392,693)	$1,448,012

Cash and cash equivalents, beginning of period	$3,625,536	$4,328,025

Cash and cash equivalents, end of period	$3,232,843	$5,776,037

Supplemental disclosures with respect to cash flows (note 10)

The accompanying notes are an integral part of these financial statements

GOLDROCK MINES CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

CANADIAN FUNDS

SIX MONTHS ENDED JUNE 30

			Reserves
	Number of Shares	Amount	Accumulated Other Comprehensive Income	Reserves	Deficit	Total
Balance, January 1, 2016	102,584,918	$ 87,684,606	$ (12,267,584)	$ 12,612,192	$ (60,462,351)	$ 27,566,863
Option exercises	3,260,000	1,702,636		(426,136)		1,276,500
Foreign exchange adjustment			(2,034,524)			(2,034,524)
Loss for the period					(893,233)	(893,233)

Balance, June 30, 2016	105,844,918	$ 89,387,242	$ (14,302,108)	$ 12,186,056	$ (61,355,584)	$ 25,915,606

Balance, January 1, 2015	90,006,302	$ 82,098,798	$ (8,583,510)	$ 12,536,249	$ (59,666,803)	$ 26,384,734
Private placement	12,578,616	6,289,308				6,289,308
Private placement expenses		(703,500)				(703,500)
Stock-based compensation				75,943		75,943
Foreign exchange adjustment			214,373			214,373
Loss for the period					(860,758)	(860,758)

Balance, June 30, 2015	102,584,918	$ 87,684,606	$ (8,369,137)	$ 12,612,192	$ (60,527,561)	$ 31,400,100

The accompanying notes are an integral part of these financial statements

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

1.

NATURE AND CONTINUANCE OF OPERATIONS

Goldrock Mines Corp. (the "Company") is a Canadian company incorporated in British Columbia.  The Company is primarily engaged in the development of exploration and evaluation assets located primarily in Argentina.  The Company’s registered and records office was at Suite 910, 800 West Pender Street, Vancouver, Canada.  The Company’s head office was Suite 2300, 1177 West Hastings Street, Vancouver, Canada.

In March 2016, the Company issued a technical report on its Lindero gold heap leach project.  No active technical activities have occurred since then.  The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its development expenditures and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned any material revenues and is considered to be in the development stage.

These condensed consolidated interim financial statements have been prepared assuming the Company will continue on a going-concern basis.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or through other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

Subsequent to the reporting period, on July 28, 2016, all of the share capital of the Company was acquired by Fortuna Silver Mines Inc. ("Fortuna").  The Company ceased trading on the TSX Venture Exchange, and became a wholly owned subsidiary of Fortuna see, note 13.

The sole purpose of these condensed consolidated interim financial statements is for their inclusion in the «Business Acquisition Report» which is required by regulation to be filed by Fortuna.

2.

BASIS OF PREPARATION

These unaudited condensed consolidated interim financial statements (or simply, "financial statements") have been prepared in accordance with International Accounting Standard 34 «Interim Financial Reporting». Accordingly, they do not include all of the information and disclosures required by IFRS for annual financial statements.

These financial statements have been prepared using the same accounting policies and methods of application as the Company’s most recent annual audited consolidated financial statements. They should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).  The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for cash flows and financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their estimated fair values.

Estimates, judgements, and assumptions

The preparation of these interim condensed consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

Capitalization of development costs

•

Carrying value and recoverability of development asset

•

Commencement of commercial production

•

Functional currencies

•

Fair value of stock options and warrants

•

Income taxes

•

Decommissioning costs

For further discussion of these estimates, judgements, and assumptions, refer to the audited consolidated financial statements of the Company for the year ended December 31, 2015.

Basis of consolidation

These unaudited interim consolidated financial statements include the financial statements of the Company and the entities controlled by the Company.  All material intercompany transactions and balances have been eliminated.

Name of Subsidiary	Country of Incorporation	Ownership Interest	Principal Activity
Mansfield (Bermuda) Ltd.	Bermuda	100%	Holding company
Argex Mining (Barbados) Inc.	Barbados	100%	Holding company
Mansfield Minera S.A.	Argentina	100%	Mineral exploration and development

Foreign exchange

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for the entities within the Company is the Canadian dollar (the Company), the Argentine peso (Mansfield Minera SA) and the United States dollar (Mansfield (Bermuda) Ltd. and Argex Mining (Barbados) Inc).

Transactions in currencies other than the entities’ functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities of the entity that are denominated in foreign currencies are translated at the rates of exchange at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising upon translation are included in profit or loss.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

3.

CASH

	Jun 30, 2016	Dec 31, 2015
Cash on deposit	$3,226,742	$3,499,425
Liquid short term deposit	6,101	126,111
	$3,232,843	$3,625,536

4.

RECEIVABLES

	Jun 30, 2016	Dec 31, 2015
Tax credits and advances receivable	$ 134,071	$ 11,170

5.

DEVELOPMENT ASSET

Lindero–Arizaro Property, Argentina

The Company has a 100% interest in the Lindero–Arizaro project located in Salta Province, Argentina. The project is not subject to any net smelter return royalties.

	Development Costs	Translation Adjustment	Total
December 31, 2015	$ 38,749,129	$ (14,479,598)	$ 24,269,31
Additions	305,117	–	305,117
Translation adjustment	–	(1,358,776)	(1,358,776)
June 30, 2016	$ 39,054,246	$ (15,838,374)	$ 23,215,872

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

6.

DECOMMISSIONING LIABILITY

Although the ultimate amount of the decommissioning liability is uncertain, the best estimate of these obligations is based on information currently available.  Significant closure activities include land rehabilitation and labor.

	Jun 30, 2016	Dec 31, 2015
Asset retirement obligation – beginning of period	$ 236,567	$ 215,564
Accretion expense	11,261	21,003
Asset retirement obligation – end of period	$ 247,828	$ 236,567

Undiscounted decommissioning liability	$ 496,916	$ 496,916
Determined using an inflation rate of	2%	2%
Discount rate used in the estimate	10%	10%

There was no change in the undiscounted liability amount as no activity at the site was undertaken during the period ended June 30, 2016.

7.

CAPITAL STOCK AND RESERVES

Stock options

	Number of Options	Weighted Average Exercise Price
Balance, December 31, 2014	9,755,000	$ 0.50
Options cancelled and expired	(4,425,000)	0.64
Options granted	800,000	0.40
Balance, December 31, 2015	6,130,000	$ 0.39
Options exercised	(3,260,000)	$0.40
Balance, June 30, 2016	2,870,000	$0.40

Number of options exercisable	2,870,000	$ 0.40

During the six months ended June 30, 2016, there were no options granted and 3,260,000 options exercised at prices ranging from $0.30 to $0.40. During the six months ended June 30, 2015, there were 800,000 options granted at $0.40, 2,700,000 options at prices ranging from $0.67 to $0.95 were voluntarily relinquished by directors and officers of the Company and 1,725,000 options at prices ranging from $0.40 to $0.60 expired.   Subsequent to June 30, 2016 2,870,000 options were exercised with prices ranging from $0.30 to $0.40.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

At June 30, 2016, the following incentive stock options were outstanding:

Number of Options	Exercise Price	Expiry Date	Exercisable
425,000	$0.40	Nov 28, 2016	425,000
200,000	$0.40	Apr 28, 2017	200,000
50,000	$0.30	Dec 10, 2018	50,000
2,195,000	$0.40	Dec 10, 2018	2,195,000
2,870,000			2,870,000

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2014, 2015 and June 30, 2016	11,560,000	$ 0.80

At June 30, 2016, the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,312,000	$0.80	October 24, 2018
9,248,000	$0.80	October 31, 2018
11,560,000

Subsequent to June 30, 2016, 180,000 warrants were exercised at a price of $0.80.

Stock–based compensation

The Company recognizes compensation expense for all stock options and warrants granted using the fair value–based method of accounting. During the six months ended June 30, 2016, the Company recognized $ nil (six months ended June 30, 2015 – $75,943) in stock–based compensation expense with respect to options vested during the period. There were no options granted during the six months ended June 30, 2016 and 800,000 options granted during the six months ended June 30, 2015.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

Restricted share units

During the six months ended June 30, 2016 the Company issued 566,000 restricted share units to executive officers (408,000) and directors (158,000) at $1.08.  If the proposed plan of arrangement provided for in the arrangement agreement between the Company and Fortuna Silver dated June 7, 2016 receives required shareholder and court approval, the RSUs shall vest and shall be redeemed for Shares on the basis of one Share for each RSU granted and such Shares shall be dealt with in accordance with the terms of such plan of arrangement. Subsequent to June 30, 2016, shareholder and court approval were acquired and the RSUs were transferred into shares at $1.35.

8.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2016, the Company entered into the following transactions with related parties:

Cerro Rico Management Corp. (“Cerro Rico”)

Cerro Rico Management Corp. (“Cerro Rico”) is a private company controlled by Megan Cameron–Jones, a director and an officer of the Company. For the six months ended June 30, 2016, Cerro Rico was paid $ nil (six months ended June 30, 2015 – $ 30,000) for management services. Amounts paid to Cerro Rico are classified as management fees expense.

At June 30, 2016, the Company owed $ nil (December 31, 2015 – $ nil) to Cerro Rico.

Vulcans Forge Capital (“Vulcans”)

Vulcans Forge Capital (“Vulcans”) is a private company controlled by Mr. David Keough, a director and an officer of the Company. For the six months ended June 30, 2016, Vulcans was paid $200,000 (six months ended June 30, 2015 – $100,000). Amounts paid to Vulcans are classified in development asset.

At June 30, 2016, the Company owed $117,422 (December 31, 2015 – $ nil) to Vulcans.

Valeo Corporate Finance (“Valeo”)

Valeo Corporate Finance (“Valeo”) is a private company controlled by Mr. David Raffa, a director of the Company. For the six months ended June 30, 2016, Valeo was paid $2,100 (six months ended June 30, 2015 – $14,000) as a retainer for services. Amounts paid to Valeo are classified as fees and taxes expense.

At June 30, 2016, the Company owed $ nil (December 31, 2015 – $2,000) to Valeo.

Bedrock Capital Corporation (“Bedrock”)

Bedrock Capital Corporation (“Bedrock”) is a private company controlled by Mr. Paul Matysek, a director and an officer of the Company. For the six months ended June 30, 2016, Bedrock was paid $135,000 (six months ended June 30, 2015 – $136,927). Management services paid to Bedrock are classified as management fees expense.

At June 30, 2016, the Company owed $ nil (December 31, 2015 – $ nil) to Bedrock.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.  The Company has determined that key management personnel consist of executive members of the Company’s Board of Directors and corporate officers.

The remuneration of directors and other members of key management personnel during the six months ended June 30, 2016 and June 30, 2015 are as follows:

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

	Salaries	Other Payments	Share–based Benefits	Six Months Ended Jun 30, 2016	Salaries	Other Payments	Share–based Benefits	Six Months Ended Jun 30, 2015
Chief Executive Officer	$ –	$ 135,000	$ –	$ 135,000	$ –	$ 136,927	$ –	$ 136,927
Chief Operating Officer	–	200,000	–	200,000	–	100,000	–	100,000
Chief Financial Officer	93,520	12,690	–	106,210	91,080	–	10,251	101,331
Non–executive directors	–	–	–	–	2,661	19,000	53,444	75,105
Total	$ 93,520	$ 347,690	$ –	$ 441,210	$93,741	$255,927	$ 63,695	$ 413,363

9.

SEGMENT INFORMATION

The Company operates in one reportable operating segment, being the development of mineral properties.  Geographic information is as follows:

	Total Assets	Development Asset	Equipment	Other Assets
June 30, 2016
Canada	$ 3,230,294	$ –	$ 7,366	$ 3,222,928
Bermuda	1,154	–	–	1,154
Argentina	23,435,388	23,215,872	40,583	178,933
	$ 26,666,836	$ 23,215,872	$ 47,949	$ 3,403,015

December 31, 2015
Canada	$ 3,526,577	$ –	$ 8,523	$ 3,518,054
Bermuda	201	–	–	201
Argentina	24,443,403	24,269,531	38,892	134,980
	$ 27,970,181	$ 24,269,531	$ 47,415	$ 3,653,235

10.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Other than disclosed elsewhere in these consolidated interim financial statements, the significant non-cash transactions for the six months ended June 30, 2016 included $nil (twelve months ended December 31, 2015 - $98,287) in accounts payable and accrued liabilities.  Deferred financing costs $nil (twelve months ended December 31, 2015 $137,375) was reclassified to share capital.  Proceeds receivable from exercises of stock options included in receivables were $30,000 (twelve months ended December 31, 2015 - $nil).

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

11.

FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The fair value of the Company’s receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate carrying value, which is the amount recorded in the consolidated statements of financial position.  The Company’s other financial instrument, cash and cash equivalents, under the fair value hierarchy, are based on level one quoted prices in active markets for identical assets or liabilities.

12.

COMMITMENTS

The Company has entered into lease agreements for its premises in Canada and Argentina.  The remaining lease commitments are as follows:

	Canada	Argentina
2016	$ –	$9,973

The Company is obligated to pay key employees certain bonuses with respect to the Lindero project upon the occurrence of one of the following events:

•

The completion of the sale of the Lindero project to an arm’s length third party.

•

Subject to the discretion of the board of directors of the Company, upon the completion and receipt by the Company of a positive NI43–101 feasibility study together with a positive mine production decision in relation to the Lindero project.

•

Upon completion of a change of control of the Company.

•

Subsequent to June 30, 2016 these items were paid totaling $4,184,000 as there was a change of control of the Company.

13.

SUBSEQUENT EVENTS

Options exercised

In July 2016, 2,870,000 RSUs options with an average price of $0.40 were exercised, leaving none outstanding.

RSUs converted to shares

In July 2016, 158,000 RSUs issued to directors, and 408,000 RSUs issued to executive officers, vested and converted to shares at $1.35.

GOLDROCK MINES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CANADIAN FUNDS

JUNE 30, 2016

Warrants exercised

In July 2016, a total of 180,000 warrants were exercised at a price of $0.80.

Acquisition by Fortuna

Subsequent to the reporting period, on July 28, 2016, Fortuna acquired all of the issued and outstanding common shares of Goldrock by way of a court approved plan of arrangement (the “Arrangement”) under the British Columbia «Business Corporations Act». The Arrangement was effected pursuant to an arrangement agreement dated June 7, 2016 between Fortuna and Goldrock. Under the terms of the Arrangement, Goldrock shareholders received 0.1331 of a common share of Fortuna for each common share of Goldrock held (the “Exchange Ratio”). Based on 109,460,918 Goldrock shares outstanding, Fortuna issued 14,569,045 common shares to complete the Arrangement.

Existing Goldrock warrants will be exercisable for Fortuna common shares based on the Exchange Ratio.

The Arrangement was approved by the Goldrock shareholders on July 25, 2016 and by the Supreme Court of British Columbia on July 26, 2016. The Arrangement became effective on July 28, 2016.

The Company ceased trading on the TSX Venture Exchange, and became a wholly owned subsidiary of Fortuna.

SCHEDULE C

PRO FORMA CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited – Presented in thousands of United States Dollars)

Pro forma Condensed Consolidated Statement of Financial Position

As at June 30, 2016

(Unaudited)	Fortuna	Goldrock	Adjustments		Pro forma
	US$ 000’s	US$ 000’s	US$ 000’s	note 4	US$ 000’s
		note 3(d)
CURRENT ASSETS
Cash and cash equivalents	55,989	2,451	893	a	51,216
			109	c
			(8,226)	f
Short term investments	33,200	-			33,200
Marketable securities	1,614	-			1,614
Accounts receivable	22,406	124			22,530
Income tax receivable	353	-			353
Prepaid expenses	1,467	5			1,472
Inventories	11,677	-			11,677
	126,706	2,580	(7,224)		122,062

Deposits on long term assets	1,005	-			1,005
Deferred income tax assets	994	-			994
Mineral properties	131,556	17,600	122,813	d	266,947
			7,401	e
			8,226	f
			(20,649)	g
Plant and equipment	127,452	36			127,488

Total assets	387,713	20,216	110,567		518,496

CURRENT LIABILITIES
Trade and other payables	30,321	381			30,702
Closure provisions	727	-			727
Income taxes payable	2,290	-			2,290
Current portion of other liabilities	2,097	-			2,097
Derivative liabilities	1,042	-	7,401	e	8,443
	36,477	381	7,401		44,259

Bank loan	39,568	-			39,568
Other liabilities	4,798	-			4,798
Closure and rehabilitation provisions	11,868	188			12,056
Deferred income taxes	25,770	-			25,770

Total liabilities	118,481	569	7,401		126,451

Share capital	209,633	67,764	893	a	332,446
			579	b
			122,813	d
			(69,236)	g

Reserves	13,173	(1,604)	109	c	13,173
			1,495	g

Translation adjustment	-	(6)	6	g	-
Retained earnings	46,426	(46,507)	46,507	g	46,426

Total equity	269,232	19,647	103,166		392,045

Total liabilities and equity	387,713	20,216	110,567		518,496

Pro forma Condensed Consolidated Interim Income Statement

Six months ended June 30, 2016

(Unaudited)

	Fortuna	Goldrock	Adjustments		Pro forma
	US$ 000’s	US$ 000’s	US$ 000’s	note 4	US$ 000’s
		note 3(d)

Sales	87,177	-			87,177
Cost of sales	55,706	-			55,706
Mine operating earnings	31,471	-	-		31,471

Other expenses
Selling, general and administrative	22,073	545	579	b	23,197
Exploration and evaluation	176	-			176
Foreign exchange	(461)	(77)			(538)
Other expenses (income)	(4)	208			204
	21,784	676	579		23,039

Operating income (loss)	9,687	(676)	(579)		8,432

Finance items
Interest income	(146)	(14)			(160)
Interest expense	844	8			852
Accretion of provisions	357	-			357
Gain on financial assets carried at fair value	(143)	-			(143)
	912	(6)			906

Income (loss) before income taxes	8,775	(670)	(579)		7,526

Current income tax expense	7,496	-			7,496
Deferred income tax expense	91	-			91
	7,587	-	-		7,587

Income (loss) for the period	1,188	(670)	(579)		(61)

Weighted average number of common shares outstanding (000’s) (note 5)

Basic	129,943	14,569	144,512
Diluted	130,841	14,569	144,512

Earnings per share

Basic	$ 0.01	$ (0.00)
Diluted	$ 0.01	$ (0.00)

Pro forma Condensed Consolidated Interim Income Statement

Year ended December 31, 2015

(Unaudited)

	Fortuna	Goldrock	Adjustments		Pro forma
	US$ 000’s	US$ 000’s	US$ 000’s	note 4	US$ 000’s
		note 3(d)

Sales	154,729	-			154,729
Cost of sales	111,081	-			111,081
Mine operating earnings	43,648	-	-		43,648

Other expenses
Selling, general and administrative	17,863	1,250	579	b	19,692
Exploration and evaluation	320	-			320
Foreign exchange	1,564	(637)			927
Impairment of mineral properties	25,000	-			25,000
Other expenses (income)	741	56			797
	45,488	669	579		46,736

Operating loss	(1,840)	(669)	(579)		(3,088)

Finance items
Interest income	(381)	(64)			(445)
Interest expense	1,758	16			1,774
	1,377	(48)	-		1,329

Loss before income taxes	(3,217)	(621)	(579)		(4,417)

Current income tax expense	11,606	-			11,606
Deferred income tax expense	(4,215)	-			(4,215)
	7,391	-	-		7,391

Loss for the period	(10,608)	(621)	(579)		(11,808)

Weighted average number of common shares outstanding (000’s) (note 5)

Basic	129,001	14,569	143,570
Diluted	129,001	14,569	143,570

Earnings per share

Basic	$ (0.08)	$ (0.08)
Diluted	$ (0.08)	$ (0.08)

Fortuna Silver Mines Inc.

Notes to the pro forma condensed consolidated interim financial statements

As at and for the six months ended June 30, 2016, and for the year ended December 31, 2015

(Unaudited – presented in thousands of United States dollars, except per‐share amounts, unless otherwise stated)

1.

DESCRIPTION OF THE TRANSACTION

On July 28, 2016, Fortuna Silver Mines Inc. ("Fortuna", or the "Company") acquired all of the issued and outstanding shares of Goldrock Mines Corp. (“Goldrock”) by way of a court-approved plan of arrangement under the «Business Corporations Act» (British Columbia) (the “Acquisition”).

Goldrock holds a 100% interest in the Lindero-Arizaro Project located in Salta Province, Argentina. The Lindero-Arizaro Project is an open pit, heap leach gold project.

Upon closing of the Acquisition, the Company acquired 100% of Goldrock’s issued and outstanding common shares, being 109,460,918 common shares, in exchange for 14,569,045 common shares of the Company (the “Fortuna Shares”) (representing an exchange ratio of 0.1331 Fortuna Shares for each common share of Goldrock).

Outstanding warrants to purchase Goldrock common shares were converted into warrants to acquire Fortuna Shares, adjusted in accordance with the same exchange ratio. As a result, 1,514,677 Fortuna Shares were made issuable pursuant to the exercise of warrants to purchase Fortuna Shares.

These unaudited pro forma consolidated interim financial statements have been prepared in connection with the acquisition by Fortuna of all of the outstanding shares of Goldrock.

In these pro forma condensed consolidated interim financial statements,

•

C$ means Canadian dollars

•

US$ means United States dollars

•

$ means thousands of United States dollars

•

pesos means Argentinian pesos

2.

BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated statement of financial position of Fortuna as at June 30, 2016 and the unaudited pro forma condensed consolidated interim income statements for the six months ended June 30, 2016 and for the year ended December 31, 2015 have been prepared, for illustrative purposes only, to give effect to the acquisition of Goldrock by Fortuna pursuant to the assumptions described in notes 3 and 4 of these unaudited pro forma condensed consolidated interim financial statements. These unaudited pro forma condensed consolidated interim financial statements have been prepared based the following financial statements:

•

Unaudited condensed consolidated interim financial statements of Fortuna as at June 30, 2016 and for the three and six months ended June 30, 2016 and June 30, 2015

•

Unaudited condensed consolidated interim financial statements of Goldrock as at June 30, 2016 and for the three and six months ended June 30, 2016 and June 30, 2015

•

Audited consolidated financial statements of Fortuna as at and for the years ended December 31, 2015 and 2014

•

Audited consolidated financial statements of Goldrock as at and for the years ended December 31, 2015 and 2014

The unaudited pro forma condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements of Fortuna and Goldrock for the year ended December 31, 2015, and notes thereto; as well as the unaudited condensed consolidated interim financial statements of Fortuna and Goldrock for the three and six months ended June 30, 2016.

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated interim financial statements are those set out in Fortuna’s audited consolidated financial statements as at December 31, 2015. In preparing the unaudited pro forma condensed consolidated interim financial statements, we reviewed

Fortuna Silver Mines Inc.

Notes to the pro forma condensed consolidated interim financial statements

As at and for the six months ended June 30, 2016, and for the year ended December 31, 2015

(Unaudited – presented in thousands of United States dollars, except per‐share amounts, unless otherwise stated)

accounting policy differences between Fortuna and Goldrock to consider if the impact was potentially material. The significant accounting policies of Goldrock conform in all material respects to those of Fortuna.

The pro forma condensed consolidated statement of financial position as at June 30, 2016 has been prepared as if the transactions described in notes 3 and 4 had occurred on June 30, 2016. The pro forma condensed consolidated interim income statements for the six months ended June 30, 2016 have been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2016.  The pro forma condensed consolidated interim income statements for the year ended December 31, 2015 have been prepared as if the transactions described in notes 3 and 4 had occurred on January 1, 2015.

The unaudited pro forma condensed consolidated interim financial statements are not intended to reflect the financial performance or the financial position of Fortuna, which would have actually resulted had the transactions been effected on dates indicated. Actual amounts recorded may differ from those recorded in the unaudited pro forma condensed consolidated interim financial statements information.

The allocation of the purchase price has been prepared on a preliminary basis and is subject to change.

The pro forma condensed consolidated interim financial statements are not necessarily indicative of the financial performance that may be obtained in the future.

3.

PRO FORMA PURCHASE PRICE ALLOCATION

We prepared these unaudited pro forma condensed consolidated interim financial statements on the assumption that Goldrock was not a "business" in terms of IFRS 3 «Business Combinations».  Consequently, it is treated as an acquisition of assets and liabilities.

a.

Consideration

Consideration consisted of 14,569,045 common shares of the Company and 1,514,677 warrants of the Company. These were valued at $122,813 (note 4(d)).

A total of 1,514,677 warrants, each exercisable at C$6.01 per Fortuna common share, were issued in exchange of existing Goldrock warrants.

The fair value of the Fortuna replacement warrants of US$4.886 each (or $7,401 in aggregate) was estimated using a Black‐Scholes model using the following assumptions:

•

Warrant issuance date………………………………

July 27, 2016

•

Expiry date………………………………………….

October 31, 2018

•

Expected life………………………………………..

2.25 years

•

Fortuna stock price at date of issuance……………..

US$ 8.59

•

Exercise price………………………………………

C$ 6.01

•

Exchange rate at July 27, 2016……………………..

1.3191

•

Exercise price in US$................................................

US$ 4.56

•

Volatility……………………………………………

62%

•

Risk free interest rate……………………………….

0.57%

b.

Assets acquired

Assets acquired consisted of 100% of Goldrock’s issued and outstanding common shares, being 109,460,918 common shares.

Fortuna Silver Mines Inc.

Notes to the pro forma condensed consolidated interim financial statements

As at and for the six months ended June 30, 2016, and for the year ended December 31, 2015

(Unaudited – presented in thousands of United States dollars, except per‐share amounts, unless otherwise stated)

c.

Closing prices and exchange rates

Relevant closing prices and exchange rates were as follows:

•

July 27, 2016 closing price of Fortuna common shares on the New York Stock Exchange was US$8.59

•

July 27, 2016 closing price of Goldrock common shares on the TSX Venture Exchange was C$1.48

•

July 27, 2016 closing exchange rate per the Bank of Canada was 1.3191 C$ per US$

•

Average exchange rate January 1, 2016 to June 30, 2016 per the Bank of Canada was 1.3314 C$ per US$

•

Average exchange rate during calendar year 2015 per the Bank of Canada was 1.2786 C$ per US$

d.

Translation of Goldrock financial statements to US$

The financial statements of Goldrock were translated to US$ as follows.  Assets and liabilities were translated at the exchange rate in effect on closing of the purchase.  Revenues and expenses were translated at the average exchange in effect over the period.

Condensed Consolidated Statements of Financial Position
As at June 30, 2016
(Unaudited)	Goldrock	C$/US$	Goldrock
	C$ 000’s	Exchange	US$ 000’s
Cash and cash equivalents	$ 3,233	1.3191	$ 2,451
Accounts receivable	164	1.3191	124
Prepaid expenses	6	1.3191	5
	3,403		2,580
Mineral properties	23,216	1.3191	17,600
Plant and equipment	48	1.3191	36
Total assets	$ 26,667		$ 20,216

Trade and other payables	$ 503	1.3191	$ 381
	503		381
Closure and rehabilitation provisions	248	1.3191	188
Total liabilities	751		569

Share capital	89,387	1.3191	67,764
Reserves	(2,116)	1.3191	(1,604)
Translation adjustment	-		(6)
Retained earnings, begin of year	(60,462)	1.3191	(45,836)
Current year to date earnings	(893)	1.3314	(671)
Total equity	25,916		19,647

Total liabilities and equity	$ 26,667		$ 20,216

Condensed Consolidated Statements of Loss
Six months ended June 30, 2016
(Unaudited)	Goldrock	C$/US$	Goldrock
	C$ 000’s	Exchange	US$ 000’s
Expenses
Selling, general and administrative	$ 726	1.3314	$ 545
Foreign exchange	(103)	1.3314	(77)
Other expenses (income)	277	1.3314	208
	900		676
Finance items
Interest income	(18)	1.3314	(14)
Interest expense	11	1.3314	8
	(7)		(6)

Net loss for the period	$ (893)		$ (670)

Condensed Consolidated Statements of Loss
Year ended December 31, 2015
(Unaudited)	Goldrock	C$/US$	Goldrock
	C$ 000’s	Exchange	US$ 000’s
Expenses
Selling, general and administrative	$ 1,598	1.2786	$ 1,250
Foreign exchange	(814)	1.2786	(637)
Other expenses (income)	72	1.2786	56
	856		669
Finance items
Interest income	(82)	1.2786	(64)
Interest expense	21	1.2786	16
	(61)		(48)

Net loss for the period	$ (795)		$ (621)

e.

Allocation of the consideration to assets acquired and liabilities assumed

We have allocated the consideration estimating the fair value of all assets acquired and liabilities assumed, other than mineral properties, to be equal to their carrying values. The balance of the consideration has been estimated to be the fair value of the acquired mineral property.

It is possible that the purchase price and fair values of assets and liabilities acquired will vary from those shown above and the differences may be material. The allocation of the purchase price is based upon our preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed.  Consequently, the actual allocation of the purchase price may result in different adjustments than those presented in these unaudited pro forma condensed consolidated interim financial statements.

Fortuna Silver Mines Inc.

Notes to the pro forma condensed consolidated interim financial statements

As at and for the six months ended June 30, 2016, and for the year ended December 31, 2015

(Unaudited – presented in thousands of United States dollars, except per‐share amounts, unless otherwise stated)

4.

PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the acquisition of the net assets of Goldrock had occurred on June 30, 2016.

a.

Outstanding Goldrock options exercised

In July 2016, 2,945,000 Goldrock options with a price of C$0.40 were exercised, for cash proceeds of $893.

b.

Goldrock RSU's converted to Goldrock shares

In July 2016, 158,000 RSUs issued to directors, and 408,000 RSUs issued to executive officers were converted to Goldrock shares at C$1.35 each. Consequently, $579 was charged to wages expense and credited to share capital of Goldrock.

c.

180,000 Goldrock warrants exercised

In July 2016, a total of 180,000 warrants were exercised at a price of C$0.80, for net proceeds of $109.

d.

Purchase Goldrock shares

109,460,918 Goldrock common shares, representing 100% of the outstanding common shares of Goldrock, were acquired by Fortuna by Fortuna issuing 14,569,045 of its own common shares.  The closing price of Goldrock shares was C$1.48, and the closing exchange rate was 1.3191 C$/US$ on July 27, 2016.  Consequently, $122,813 was credited to Fortuna share capital (note 3(a)).

e.

Fortuna warrants issued

A total of 1,514,677 warrants, each exercisable at C$6.01 per Fortuna common share, were issued in exchange of existing Goldrock warrants.  Using the Black Scholes assumptions described in note 3(a), $7,401 was credited to derivative liability.

f.

Costs of the acquisition

Costs of the Acquisition totaled $8,226 consisting of:

•

Goldrock employee change of control payments of $3,744

•

Legal and advisory costs of $4,221

•

Other costs of $261

g.

Net assets acquired

Eliminate the equity balances of Goldrock.

h.

Tax effect

A tax effect of $nil has been recorded.

Fortuna Silver Mines Inc.

Notes to the pro forma condensed consolidated interim financial statements

As at and for the six months ended June 30, 2016, and for the year ended December 31, 2015

(Unaudited – presented in thousands of United States dollars, except per‐share amounts, unless otherwise stated)

5.

SHARE CAPITAL

a.

Number of common shares outstanding after the transaction

Fortuna's issued and outstanding shares, after reflecting the additional shares resulting from transactions described in note 4 at June 30, 2016, are as follows:

Number of Fortuna common shares outstanding at June 30, 2016 prior to the Acquisition	130,723,321
Number of Fortuna common shares issued pursuant to the Acquisition	14,569,045
Number of Fortuna common shares outstanding after the Acquisition	145,292,366

b.

Weighted average number of common shares outstanding

The weighted average numbers of common shares outstanding used in computing the basic and diluted earnings per share for the periods presented in the condensed consolidated income statements were calculated as follows:

Six months ended June 30, 2016:	(000's)
Weighted average number of Fortuna common shares outstanding	129,943
Number of Fortuna common shares issued pursuant to the Acquisition	14,569
Number of common shares outstanding after the Acquisition – basic and diluted	144,512

Year ended December 31, 2015:	(000's)
Weighted average number of Fortuna common shares outstanding	129,001
Number of Fortuna common shares issued pursuant to the Acquisition	14,569
Number of common shares outstanding after the Acquisition – basic and diluted	143,570